UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM T-3

(Amendment No. 1)
_______________________
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
_______________________

GOL Finance

GOL Equity Finance
(Co-Issuers)

GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas S.A.

Smiles Fidelidade S.A.
(Guarantors)

(Name of Applicants)

_______________________

c/o GOL Linhas Aéreas Inteligentes S.A.
Praça Comandante Linneu Gomes, Portaria 3, Prédio 24

Jd. Aeroporto

04630-000 São Paulo, São Paulo

Federative Republic of Brazil
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
9.500% Senior Notes due 2031	Up to $700,000,000 aggregate principal amount

Approximate date of proposed public offering: As soon as practicable on or after the Effective Date under the Plan (as defined herein).
Name and registered address of agent for service: Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, NY 10168 800-221-0102	With a copy to: Paul Denaro, Esq. Milbank LLP 55 Hudson Yards New York, NY 10001 212-530-5000

The Applicants hereby amend this Application for Qualification (the “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29124) originally filed by the Applicants with the Securities and Exchange Commission on March 25, 2025 (the “Initial Application”), and is being filed to (i) amend and restate Item 8 of the Initial Application, (ii) attach certain exhibits previously omitted from the Initial Application and (ii) amend and restate the Index to Exhibits.

Except as described above, this Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment.

INDENTURE SECURITIES

8.               Analysis of Indenture Provisions.

The Notes will be issued under the Indenture, to be dated as of the first issuance of the Notes pursuant to the Plan (as defined in the Initial Application), and to be entered into by and among GOL Finance, as primary issuer (the “Primary Issuer”), GOL Equity Finance, as co-issuer (the “Co-Issuer” and, together with the Primary Issuer, the “Issuer”), the guarantors party thereto (the “Guarantors”),Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) and TMF Group New York, LLC, as collateral agent (the “Collateral Agent”).

The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, the form of which is attached as Exhibit T3C.1 hereto and incorporated by reference herein. The Applicants have not entered into the Indenture as of the date of filing this Amendment, and the terms of the Indenture are subject to change prior to its execution. Unless specified otherwise, capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

Events of Default; Withholding of Notice of Default

Each of the following events constitutes an “Event of Default” for the Notes:

(a)	any default in any payment of interest (including any related Additional Amounts) on any Note when the same becomes due and payable, and such default continues for a period of 30 days;
(b)	any default in the payment of principal of or premium on (including any related Additional Amounts) any Note when the same becomes due and payable upon acceleration or redemption or otherwise;
(c)	the Parent, any Issuer or a Guarantor fails to comply with any of their covenants or agreements in the Notes, Note Guarantees, the Indenture or the Collateral Documents (other than those referred to in (a) and (b) above), and such failure continues for 60 days after the earlier of (x) the date on which the Parent, any such Issuer or any such Guarantor obtains actual knowledge of such failure and (y) Issuers’ receipt from the Trustee (acting solely at the written discretion of the Holders of not less than 50% in principal amount of the Notes then outstanding) or the Holders of at least 50% in principal amount of the Notes of written notice of such Default;
(d)	(i) the Parent, any Issuer or any Restricted Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent, any such Issuer or any such Restricted Subsidiary (or the payment of which is guaranteed by any such Issuer or any such Restricted Subsidiary) whether such Indebtedness or guarantee now exists (other than any pre-petition Indebtedness that has been discharged under the Plan), or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, totals U.S.$25,000,000 (or the equivalent thereof at the time of determination) or more in the aggregate;
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(e)	one or more final judgments or decrees for the payment of money of U.S.$25,000,000 (or the equivalent thereof in other currencies at the time of determination) or more in the aggregate (to the extent not covered by an insurance policy or policies issued by insurance companies with sufficient financial resources to perform their obligations under such policies) are rendered against the Parent, any Issuer or any Restricted Subsidiary and are not paid (whether in full or in installments in accordance with the terms of the judgment) or otherwise discharged and, in the case of each such judgment or decree, there is a period of 60 days after such judgment becomes final during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;
(f)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(1)	is for relief against the Parent, any Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary in an involuntary case;
(2)	appoints a liquidator, supervisor, receiver, administrator, administrative receiver, compulsory manager, trustee, custodian or any other similar officer in respect of the Parent, any Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of any Issuer or any of the Restricted Subsidiaries that are Significant Subsidiaries;
(3)	orders the suspension of payments, a moratorium of any indebtedness, bankruptcy or judicial or extrajudicial recovery, winding-up, dissolution, striking-off, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Parent, any Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;
(4)	orders the enforcement of any security over any assets that comprise the Collateral, or any analogous procedure or step is taken in any jurisdiction; or
(5)	orders the liquidation of the Parent, any Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary and the order or decree remains unstayed and in effect for 60 consecutive days;
(g)	the Parent, any Issuer, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:
(1)	commences a voluntary case (including the making of an application, the presentation of a petition, the fling or service of a notice or the passing of a resolution);
(2)	consents to the entry of an order for relief against it in an involuntary case;
(3)	is made party to an involuntary Bankruptcy Proceeding that is not dismissed within 45 days of filing;
(4)	consents to the appointment of a liquidator, supervisor, receiver, administrator, administrative receiver, compulsory manager, trustee, custodian or any other similar officer in respect of it or for all or substantially all of its property;
(5)	makes a general assignment, composition, compromise or arrangement for the benefit of its creditors; or
(6)	admits in writing its inability generally to pay its debts;
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(h)	the Note Guarantee of the Parent or any other Guarantor ceases to be in full force and effect (except as contemplated by the terms hereof) or the Parent or any such Guarantor denies or disaffirms its obligations under the Indenture or any such Note Guarantee, other than by reason of the release of the Note Guarantee in accordance with the terms of Section 10.09 of the Indenture;
(i)	(x) failure to comply with the obligations with respect to the Collateral set forth in Section 4.13 and Schedule 4.13 of the Indenture, in accordance with the terms and within the time periods set forth in such Schedule 4.13, and such default continues for five (5) Business Days after receipt of written notice given by the Trustee or the Holders of not less than 50% in aggregate principal amount of the then Outstanding Notes; or, (y) the Liens created by the Collateral Documents shall at any time cease to constitute a valid and perfected Lien on any Key Collateral or any material portion of the Collateral intended to be covered thereby (unless perfection is not required by the Indenture or the Collateral Documents) other than (A) in accordance with the terms of the relevant Collateral Document and the Indenture, (B) the satisfaction in full of all obligations under the Indenture or (C) any loss of perfection that results from the failure of the Collateral Agent to maintain possession of certificates delivered to it representing securities pledged under the Collateral Documents and solely with respect to Collateral other than Key Collateral, such default continues for thirty (30) days after receipt by the Issuers of written notice given by the Trustee (at the written direction of not less than 50% in aggregate principal amount of the then Outstanding Notes) or the Holders of not less than 50% in aggregate principal amount of the then Outstanding Notes; and
(j)	unless all the Collateral has been released from the Liens in accordance with the provisions of the Collateral Documents, any Issuer shall assert or the Parent or any Guarantor shall assert, in any pleading in a court of competent jurisdiction, with respect to any Collateral, that any such security interest is invalid or unenforceable.

An Event of Default described under clause (d) above and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders of the Notes, if within 20 days after such Event of Default arose: (1) the Indebtedness that is the basis for such Event of Default has been discharged; (2) holders of such Indebtedness have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or (3) the default that is the basis for such Event of Default has been cured.

As long as the insolvency laws of the jurisdiction in which the Parent, any Issuer or any Significant Subsidiary or Guarantor are organized provide for restrictions on or sanctions associated with the ability of the Trustee or the Holders of the Notes to, directly or indirectly, exercise the right to declare an Event of Default under clause (f) and (g) above, nothing in clause (f) and (g) shall (1) prevent the commencement of any reorganization proceeding in such jurisdiction, whether voluntary or involuntary, in respect of a Parent, any Issuer or any Significant Subsidiary or Guarantor, (2) prohibit the Parent, any Issuer or any Significant Subsidiary from entering into a reorganization proceeding, or (3) cause an unfavorable effect upon the Parent, any Issuer or any Significant Subsidiary or Guarantor.

Notwithstanding anything to the contrary in the Indenture or any Collateral Document, no Default or Event of Default shall be deemed to have occurred or arisen as a result of (a) the conduct by Parent or its Affiliates in, or the outcome of, the Plan, including the recovery if any, on any claims held by Parent or its Affiliates under the Plan or otherwise during the course of the Plan or (b) transactions consummated pursuant to, or in connection with the receipt or structuring of recoveries on any claims held by Parent or its Affiliates in connection with the implementation of the Plan (excluding transactions involving Investments made by the Issuers and/or the Guarantors with material Cash Equivalents (including proceeds of the foregoing) in connection therewith, unless otherwise permitted hereunder without giving effect to this paragraph).

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The Trustee shall give to the Holders, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, notice of all Defaults or Events of Defaults known to the Trustee, within ninety (90) days after the occurrence thereof: provided, that except in the case of default in the payment of the principal of or interest on the Notes, or in the payment of any sinking or purchase fund installment, the Trustee shall be protected in withholding such notice if and so long as the board of directors of the Trustee in good faith determine that the withholding of such notice is in the interests of the Holders.

Authentication and Delivery

An Officer of each Issuer shall sign the Notes for such Issuer by manual, PDF or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee or an Authenticating Agent signs the certificate of authentication on the Note upon Issuer Order by manual, PDF or facsimile signature. Such signature shall be conclusive evidence that the Note has been authenticated under the Indenture. Such Issuer Order shall specify the principal amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, the number of separate Note certificates to be authenticated, the registered Holder of each such Note and delivery instructions.

On the Issue Date, the Trustee or an Authenticating Agent shall authenticate and deliver the Initial Notes and, at any time and from time to time thereafter, any Additional Notes for original issue as set forth in Section 2.12 of the Indenture, in each case upon an Issuer Order.

The Notes shall be issued in fully registered form without coupons attached in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

The Trustee may appoint an Authenticating Agent, with a copy of such appointment to the Issuer, to authenticate the Notes. Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by an Authenticating Agent. An Authenticating Agent has the same rights as the Registrar or any Transfer Agent or Paying Agent or agent for service of notices and demands.

Use of Proceeds

Pursuant to the Plan, the Issuers intend to use the net proceeds of the Notes to satisfy (i) the 2028 Notes Claims (as defined in the Plan) in an aggregate principal amount of U.S.$600,000,000, and (ii) the 2026 Senior Secured Notes Claims (as defined in the Plan) in an aggregate principal amount of U.S.$100,000,000.

Release and Substitution of Property Subject to Liens

Subject to the next three paragraphs and to the terms and conditions of the Intercreditor Agreements, the Liens securing the Notes will be automatically released, and the Trustee (subject to its receipt of an Officers’ Certificate and Opinion of Counsel as provided below) shall execute documents evidencing such release, or instruct the Collateral Agent to execute, as applicable, the same at the Issuers’ sole cost and expense, under one or more of the following circumstances:

(1)	in whole upon: (A) payment in full of the principal of, together with accrued and unpaid interest (including Additional Amounts, if any) on, the Notes and all other obligations under the Indenture; (B) the satisfaction and discharge of the Indenture as set forth under Article 8 of the Indenture; or (C) a Legal Defeasance or Covenant Defeasance as set forth under Article 8 of the Indenture;

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(2)	in part, as to any asset constituting Collateral: (A) that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor to any Person that is not the Issuer or a Guarantor in a transaction permitted by the Indenture and the Collateral Documents, (B) that is held by a Guarantor that is released from its Note Guarantee pursuant to Section 10.09 of the Indenture, (C) that is otherwise released in accordance with the Indenture or the Collateral Documents, (D) that is or becomes an Excluded Asset; or (E) that is required to be released in accordance with the First Lien/Second Lien Intercreditor Agreement.

With respect to any release of Collateral, the Trustee and the Collateral Agent shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent under the Indenture and the Collateral Documents to such release have been satisfied, that such release is authorized or permitted by the terms of the Indenture or the Collateral Documents, and that the Trustee and the Collateral Agent are authorized and directed to execute and deliver the documents provided by the Issuer in connection with such release, and any necessary or proper instruments of termination, satisfaction, discharge or release prepared by the Issuer. Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officers’ Certificate, Opinion of Counsel or direction and notwithstanding any term hereof or in any Collateral Document to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officers’ Certificate, Opinion of Counsel and direction.

At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Collateral Documents shall be effective as against the Holders.

Notwithstanding anything to the contrary in this section and the partial release of Liens in accordance with the first two paragraphs of this section, Liens shall not be released in whole while other Secured Obligations (as such term is defined in the Collateral Documents) are still outstanding.

The Issuers will comply with the provisions of Section 314(d) of the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of either Issuer, except in cases where Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in the Indenture, the Issuers and the Guarantors shall not be required to comply with all or any portion of Section 314(d) of Trust Indenture Act if they reasonably determine that under the terms of Section 314(d) of the Trust Indenture Act or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable.

Any release of Collateral permitted by this section will be deemed not to impair the liens on the Collateral in contravention thereof and any Person that is required to deliver an Officers’ Certificate or Opinion of Counsel pursuant to Section 314(d) of the Trust Indenture Act shall be entitled to rely upon the foregoing as a basis for delivery of such certificate or opinion. The Trustee may, to the extent permitted by the Indenture, accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such certificates and opinions.

If any Collateral is released in accordance with the Indenture or any Collateral Document at a time when the Trustee is not itself also the Collateral Agent and if the Issuer has delivered the certificates and documents required by the Collateral Documents and Section 12.02 of the Indenture, the Trustee shall deliver all documentation received by it in connection with such release to the Collateral Agent.

Without limiting the generality of the foregoing, subject to the other provisions of the Indenture and the Collateral Documents, the Issuers and the Guarantors are not required to obtain any release or consent from the Trustee, the Collateral Agent or the Holders or deliver any certificate or opinion otherwise required by Section 314(d) of the Trust Indenture Act with respect to the release of Collateral in connection with (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property or assets that is or has become worn out, defective, obsolete or not used or useful in the business of the Issuers and the Guarantors; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions for any leases, contracts or other agreements or instruments in the ordinary course of business; (iii) surrendering or modifying any franchise, license or permit that it may hold or own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of or adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) collecting, selling or otherwise disposing of accounts receivable in the ordinary course of business; (viii) making cash payments (including for the repayment of Indebtedness or payment of interest or in connection with any Issuer’s or Guarantor’s cash management activities) from cash that is at any time part of the Collateral in the ordinary course of business; (ix) abandoning any property (including intellectual property) that is no longer used or useful in the business of the Issuers and the Guarantors; or (x) any release that is required in accordance with the First Lien/Second Lien Intercreditor Agreement. The Issuers shall deliver to the Trustee within 30 days following June 30 and December 30 of each year, commencing on the earlier of the first: (A) June 30 following the date hereof and (B) December 30 following the date hereof, an Officers’ Certificate to the effect that all releases and withdrawals during the preceding six-month period (or since the Issue Date, in the case of the first such certificate) in connection with which no consent of the Holders of the Notes or the Trustee was obtained pursuant to the foregoing provisions were made in the ordinary course of business and the use of proceeds in connection with such release were not prohibited by the Indenture.

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Satisfaction and Discharge

When (i) the Issuers or any Guarantor delivers to the Trustee all Outstanding Notes (other than Notes replaced pursuant to Section 2.08 of the Indenture) for cancellation or (ii) all Outstanding Notes have become due and payable and the Issuers or any Guarantor deposits in trust, for the benefit of the Holders, with the Principal Paying Agent finally collected funds sufficient to pay at Maturity all Outstanding Notes and interest thereon (other than Notes replaced pursuant to Section 2.08 of the Indenture and if in any such case the Issuers or any Guarantor pays all other sums payable hereunder by the Issuers or such Guarantor, then the Indenture, and the obligations of the Issuers and the Guarantors pursuant hereto, shall, subject to Sections 8.01(d) and 8.06 of the Indenture, cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of the Issuers or any Guarantor accompanied by an Officers’ Certificate and an Opinion of Counsel (each stating that all conditions precedent herein provided relating to the satisfaction and discharge of the Indenture have been complied with) and at the cost and expense of the Issuers or any Guarantor.

Evidence of Compliance with Conditions and Covenants

The Issuers shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Parent, a brief certificate signed by the principal executive officer, principal financial officer or principal accounting officer of each Issuer, as to the signer’s knowledge of such Issuer’s compliance with all conditions and covenants contained in the Indenture (determined without regard to any period of grace or requirement of notice provided therein).

The Parent will provide the Trustee, promptly after any executive officer of any Issuer becomes aware of the existence of an Event of Default, an Officers’ Certificate setting forth the details thereof and the action which the Issuer or Parent is taking or proposes to take with respect thereto.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)             Pages numbered 1 to 6, consecutively.

(b)             The Statement of Eligibility and Qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as trustee under the Indenture.

(c)             The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1**	Statuts Coordonnes of GOL Finance, and Constat D’augmentation de Capital of GOL Finance, as of September 22, 2023
Exhibit T3A.2**	Statuts Coordonnes of GOL Equity Finance, dated December 5, 2018

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Exhibit T3B.1**	Bylaws of GOL Linhas Aéreas Inteligentes S.A.
Exhibit T3B.2**	Bylaws of GOL Linhas Aéreas S.A.
Exhibit T3B.3**	Restated Bylaws of Smiles Fidelidade S.A.
Exhibit T3C.1*	Form of Indenture to be entered into by and among GOL Finance, as primary issuer, GOL Equity Finance, as co-issuer, the guarantors party thereto, Wilmington Savings Fund Society, FSB, as trustee, and TMF Group New York, LLC as collateral agent
Exhibit T3D.1	Not applicable
Exhibit T3E.1**	Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025
Exhibit T3E.2**	Disclosure Statement for Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025
Exhibit T3F.1*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto)
Exhibit T3G**	Organizational Chart
Exhibit 25.1**	Statement of eligibility and qualification of the trustee on Form T-1

*         Filed herewith.

**       Filed previously with the Initial Application.

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SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Finance, a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on May 8, 2025.

GOL Finance	GOL Finance
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Equity Finance, a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on May 8, 2025.

GOL Equity Finance	GOL Equity Finance
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Linhas Aéreas Inteligentes S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on May 8, 2025.

GOL Linhas Aéreas Inteligentes S.A.	GOL Linhas Aéreas Inteligentes S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Executive Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Linhas Aéreas S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on May 8, 2025.

GOL Linhas Aéreas S.A.	GOL Linhas Aéreas S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Executive Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, Smiles Fidelidade S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on May 8, 2025.

Smiles Fidelidade S.A.	Smiles Fidelidade S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: President